1115 Broadway New York, NY 10010  (212) 798-4700

December 18, 2009

VIA EDGAR
Mr. Louis Rambo
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:	Frederick’s of Hollywood Group Inc. Form 10-K for Fiscal Year Ended July 25, 2009 Filed October 23, 2009 File No. 1-05893

Dear Mr. Rambo:

We acknowledge receipt of the Staff’s comment letter, dated December 3, 2009, with respect to the Form 10-K filed by Frederick’s of Hollywood Group Inc. (the “Company”) for the fiscal year ended July 25, 2009.  Per our discussion on December 18, 2009, this letter is to inform you that we are not able to respond to the comment letter by the initial deadline and request additional time to respond to the comment letter.  We expect to file our response no later than January 8, 2010.

We will inform you if there are any changes to this schedule.  Thank you for your consideration.  Please do not hesitate to contact the undersigned at (212) 798-4892 if you have any questions.

Sincerely,

/s/ Marci J. Frankenthaler
Marci J. Frankenthaler
General Counsel

cc:	Thomas J. Lynch Thomas Rende David Alan Miller, Esq. Jeffrey Gallant, Esq.